UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

MultiSensor AI Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

456948108

(CUSIP Number)

Michael Braner

325 Capital LLC

757 Third Avenue, 20th Floor

New York, NY 10017

646-774-2904

Elizabeth Gonzalez-Sussman, Esq.

Kenneth A. Schlesinger, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

325 Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		438,247
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

438,247
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

438,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

325 Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		438,247
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

438,247
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

438,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

325 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,772,561
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,772,561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

Michael Braner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,772,561
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,772,561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,772,561
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,772,561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

Anil Shrivastava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,772,561
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,772,561
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 456948108

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Shares”), of MultiSensor AI Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2105 West Cardinal Drive, Beaumont, Texas 77705.

Item 2.	Identity and Background.

(a) – (c) and (f).

The persons filing this Schedule 13D are 325 Capital Master Fund LP, a Cayman Islands exempted limited partnership (“325 Master Fund”), 325 Capital GP, LLC, a Delaware limited liability company registered as a foreign partnership in the Cayman Islands (“325 Capital GP”), 325 Capital LLC, a Delaware limited liability company (“325”), Michael Braner, a United States citizen, Daniel Friedberg, a United States citizen, and Anil Shrivastava, a United States citizen (collectively, the “Reporting Persons”).

The principal business of 325 Master Fund is investing in securities. The principal business of 325 Capital GP is serving as the general partner of 325 Master Fund and certain affiliated funds. The principal business of 325 is serving as the investment manager to 325 Master Fund and to certain affiliated funds and separately managed accounts (collectively, the “SMAs”). Messrs. Braner, Friedberg, and Shrivastava are Managing Members of 325.

For each of the Reporting Persons, except for 325 Master Fund, the principal business address, which also serves as the principal office, is 757 Third Avenue, 20th Floor, New York, NY 10017. The principal business address for 325 Master Fund is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The Reporting Persons acquired the Shares reported owned herein pursuant to the Purchase Agreement (as defined below) in connection with the Private Placement (as defined below). As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 5.

The aggregate purchase price for the 438,247 Shares beneficially owned directly by 325 Master Fund is approximately $701,195 (exclusive of brokerage commissions and other costs of execution). The aggregate purchase price for the 2,334,314 Shares beneficially owned by 325, as the investment manager of the SMAs, is approximately $3,734,902 (exclusive of brokerage commissions and other costs of execution).

The source of funding for the transaction pursuant to which the Reporting Persons obtained ownership of the Shares was derived from the working capital of 325 Master Fund and the SMAs (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

8

CUSIP No. 456948108

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, subject to the terms of the Purchase Agreement.

On June 27, 2024, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with 325 (collectively with its affiliates, the “Purchaser”), pursuant to which the Purchaser agreed to purchase 2,772,561 Shares (the “Placement Shares”) and pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 6,602,439 Shares (the “Private Placement”). The purchase price of the Placement Shares was $1.60 per share and the purchase price of each Pre-Funded Warrant was $1.5999. The Purchase Agreement contained customary representations, warranties and agreements by the Issuer, customary conditions to closing, indemnification obligations of the Issuer, other obligations of the parties, and termination provisions. The closing of the Private Placement occurred on July 1, 2024.

Pursuant to the Purchase Agreement, the Issuer agreed to the following corporate governance changes, among other things, which will remain in effect for so long as the Purchaser beneficially owns at least 10.0% of the then-outstanding Shares (assuming full exercise of the Pre-Funded Warrants without reference to any prohibition on exercise or conversion set forth therein): (i) to increase the size of the Issuer’s Board of Directors (the “Board”) from six to seven directors, and to appoint Mr. Friedberg to fill the newly created Board position, to serve until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal, effective July 1, 2024; (ii) to appoint Mr. Friedberg to the compensation committee, nominating and corporate governance committee, and the newly created finance committee of the Board; (iii) upon the closing of the Private Placement, the Board will establish a new finance committee consisting of four independent directors, with the purpose of improving the Issuer’s operational and financial performance, including evaluating the Issuer’s budgets, capital allocation practices and policies and review of strategic alternatives, and making recommendations to the Board on the foregoing matters; and (iv) within 10 days following the closing of the Private Placement, the Board will amend the Amended and Restated Bylaws of the Issuer to permit any single director to be able to call a special meeting of the Board and bring forward business at any regular or special meeting of the Board.

In connection with the closing of the Private Placement, the Issuer entered into a registration rights agreement, dated as of July 1, 2024, with the Purchaser (the “Registration Rights Agreement”) pursuant to which the Issuer is required to file a registration statement with the Commission to register the resale of the Placement Shares and the Shares issuable upon exercise of the Pre-Funded Warrants.

In addition, upon the closing of the Private Placement, the Issuer entered into a voting agreement, dated as of July 1, 2024 (the “Voting Agreement”), with certain stockholders of the Issuer representing 8,039,035 Shares to support the transactions contemplated by the Purchase Agreement, including seeking an increase in the authorized number of Shares to permit the exercise of the Pre-Funded Warrants.

The foregoing descriptions of the Pre-Funded Warrants, Purchase Agreement, Registration Rights Agreement and Voting Agreement do not purport to be complete and are subject to and are qualified in their entirety by reference to the full text of the Form of Pre-Funded Warrant, Purchase Agreement, Registration Rights Agreement and Voting Agreement, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated by reference herein.

9

CUSIP No. 456948108

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future, subject to, among other things, the terms and conditions of the Purchase Agreement, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management, the Board and their advisors, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, the ownership structure, the structure, composition and skill sets of the Board and senior management or the operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Item 5.	Interest in Securities of the Issuer.
(a)	As of the close of business on July 3, 2024, the Reporting Persons beneficially owned an aggregate of 2,772,561 Shares, which represents approximately 10.1% of the outstanding Shares, based upon 23,829,805 Shares outstanding as of the closing of the Public Offering (as defined in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2024) and the Private Placement, as reported in the Issuer’s Prospectus filed with the SEC on July 1, 2024. This excludes 6,602,439 Shares underlying certain Pre-Funded Warrants, the exercise of which is subject to stockholder approval.

The aggregate beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of the close of business on July 3, 2024.

(b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 2,772,561
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 2,772,561

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons, including the 2,334,314 Shares held in the SMAs.

(c)	Other than as set forth in Item 4 above, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
10

CUSIP No. 456948108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons, together with the SMAs, hold Pre-Funded Warrants to purchase up to an aggregate of 6,602,439 Shares. The exercise price for each Share issuable upon exercise of the Pre-Funded Warrants is $0.0001 per Share. The Pre-Funded Warrants are not exercisable unless or until approved by the Company’s stockholders. The Pre-Funded Warrants are not subject to any redemption provision, and once exercisable, can be exercised for cash or on a cashless basis at the discretion of the holder. The Pre-Funded Warrants do not have any voting rights, but do have the right to participate in any dividends or distributions made by the Company. The full text of the Form of Pre-Funded Warrant is set forth in Exhibit 99.1 and incorporated herein by reference.

The definitions and descriptions of the Purchase Agreement, Registration Rights Agreement and Voting Agreement as set forth in Item 4 above, as applicable, are incorporated herein by reference. The full text of the Purchase Agreement, Registration Rights Agreement and Voting Agreement are also attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively.

On July 3, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Form of Pre-Funded Warrant (incorporated by reference to Ex. 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2024).
99.2	Securities Purchase Agreement, dated June 27, 2024, by and between the Issuer and 325 Capital LLC (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2024).
99.3	Registration Rights Agreement, dated July 1, 2024, by and between the Issuer and 325 Capital LLC (incorporated by reference to Ex. 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2024).
99.4	Voting Agreement, dated July 1, 2024, by and between the Issuer and the stockholders listed therein (incorporated by reference to Ex. 9.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2024).
99.5	Joint Filing Agreement by and among the Reporting Persons, dated July 3, 2024.

11

CUSIP No. 456948108

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2024

325 CAPITAL MASTER FUND LP

By:	325 Capital GP, LLC, its General Partner

By:	/s/ Michael Braner
Name:	Michael Braner
Title	Managing Member

325 CAPITAL GP, LLC

By:	/s/ Michael Braner
Name:	Michael Braner
Title	Managing Member

325 CAPITAL LLC

By:	/s/ Michael Braner
Name:	Michael Braner
Title	Managing Member

MICHAEL BRANER

By:	/s/ Michael Braner
Name:	Michael Braner

DANIEL FRIEDBERG

By:	/s/ Daniel Friedberg
Name:	Daniel Friedberg

ANIL SHRIVASTAVA

By:	/s/ Anil Shrivastava
Name:	Anil Shrivastava

12